                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO.     8    )
                                          ---------

                                 Amax Gold Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   02312010
                          ---------------------------
                                 (CUSIP Number)

                                 Philip C. Wolf
                             Senior Vice President,
                         General Counsel and Secretary
                          Cyprus Amax Minerals Company
                            9100 East Mineral Circle
                           Englewood, Colorado  80112
                                 (303) 643-5000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               October 17, 1995
                 ---------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

                                Page 1 of 20 pages

                                 SCHEDULE 13D

CUSIP NO. 02312010


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Cyprus Amax Minerals Company                                       36-2684040

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /

                                                                        (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
   00; WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                  / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

-------------   7    SOLE VOTING POWER
                     30,898,519  See Item 5.
 NUMBER OF
   SHARES       8    SHARED VOTING POWER
BENEFICIALLY         31,313,709  See Item 5.
  OWNED BY
    EACH        9    SOLE DISPOSITIVE POWER
 REPORTING           30,898,519  See Item 5.
PERSON WITH
                10   SHARED DISPOSITIVE POWER
-------------        31,313,709  See Item 5.

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    62,212,228

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                         / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Approximately 56.6%, based upon 87,950,062 shares of Common Stock outstanding at September 21, 1995 and giving effect to the issuance of 12,099,213 shares, 8,318,673 shares and 879,500 shares of Common
    Stock as described in Item 4.

14  TYPE OF REPORTING PERSON*
    CO


                                Page 2 of 20 pages

                                 SCHEDULE 13D

CUSIP NO. 02312010


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Amax Energy Inc.                                                   36-2684040

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /

                                                                        (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
   00

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                   / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

-------------   7   SOLE VOTING POWER
                    -0-
 NUMBER OF
   SHARES       8   SHARED VOTING POWER
BENEFICIALLY        31,313,709  See Item 5.
  OWNED BY
    EACH        9   SOLE DISPOSITIVE POWER
 REPORTING          -0-
PERSON WITH
                10  SHARED DISPOSITIVE POWER
-------------       31,313,709  See Item 5.

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    31,313,709

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                          / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Approximately 35.6%, based upon 87,950,062 shares of Common Stock outstanding at September 21, 1995.

14  TYPE OF REPORTING PERSON*
    CO


                                Page 3 of 20 pages

                                 SCHEDULE 13D

CUSIP NO. 02312010

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Cyprus Amax Coal Company                                           36-3081314

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /

                                                                        (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
   00

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                   / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

-------------    7   SOLE VOTING POWER
                     -0-
 NUMBER OF
   SHARES        8   SHARED VOTING POWER
BENEFICIALLY         31,313,709  See Item 5.
  OWNED BY
    EACH         9   SOLE DISPOSITIVE POWER
 REPORTING           -0-
PERSON WITH
                 10  SHARED DISPOSITIVE POWER
-------------        31,313,709  See Item 5.

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    31,313,709

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                          / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Approximately 35.6%, based upon 87,950,062 shares of Common Stock outstanding at September 21, 1995.

14  TYPE OF REPORTING PERSON*
    CO



                                Page 4 of 20 pages

                                 SCHEDULE 13D

CUSIP NO. 02313010


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Amax Coal Company                                                  36-2684040

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /

                                                                        (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
   00

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                  / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

-------------     7   SOLE VOTING POWER
                      -0-
 NUMBER OF
   SHARES         8   SHARED VOTING POWER
BENEFICIALLY          31,313,709  See Item 5.
  OWNED BY
    EACH          9   SOLE DISPOSITIVE POWER
 REPORTING            -0-
PERSON WITH
                  10  SHARED DISPOSITIVE POWER
-------------         31,313,709  See Item 5.

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    31,313,709

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                         / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Approximately 35.6%, based upon 87,950,062 shares of Common Stock outstanding at September 21, 1995.

14  TYPE OF REPORTING PERSON*
    CO



                                Page 5 of 20 pages

          The undersigned hereby amends the following items, exhibits or other portions of its Schedule 13D as set forth below:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

          Item 3 is further amended by the addition of the following:

          The information set forth in Item 4 hereby is incorporated by reference.

ITEM 4.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

          Item 4 is further amended by the addition of the following:

          Cyprus Amax announced on October 17, 1995 that it intends to sell its wholly-owned subsidiary, Cyprus Magadan Gold Corporation, to the Issuer. Cyprus Magadan Gold Corporation owns a 50 percent interest in Omolon Gold Mining Company, which currently is developing the Kubaka mining project in the Magadan Oblast of the Russian Federation. The transaction would involve the transfer at closing by Issuer to Cyprus Amax of Common Stock of the Issuer valued at $70 million, equating to 11,789,474 shares, based upon the average price of the
stock for the 10 trading days prior to the date of the announcement.   The
issuance of those shares would increase Cyprus Amax's direct and indirect record ownership of shares of Common Stock of the Issuer from approximately 51.2% to approximately 56.5% and beneficial ownership from approximately 57.0% to approximately 61.1%.

          A further issuance of 4,210,526 shares, valued at $25 million based upon the average price of the Common Stock for the 10 trading days prior to the October 17 announcement, of Issuer's Common Stock would occur upon commencement of commercial production at the Kubaka project. The issuance of those shares would increase Cyprus Amax's direct and indirect record ownership of shares of Common Stock of the Issuer from approximately 56.5% to approximately 58.1% and beneficial ownership from approximately 61.1% to approximately 62.4%.

          A further issuance of shares of Common Shares of the Issuer could potentially take place upon the acquisition of the right to mine additional proven and probable reserves through the exploration effort of Omolon Gold Mining Company outside its existing project reserve areas. The Issuer would make payments to Cyprus Amax Minerals Company equal to $10 per ounce of its share of proven and probable reserves, payable in Common Stock of the Issuer valued at the then current market price.

          The closing of the transaction is subject to final documentation, receipt of necessary government approvals, and approval by the Issuer's shareholders.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER
          ------------------------------------

          Item 5 is further amended by the addition of the following:

          (a), (c) On October 25, 1995, Thomas V. Falkie acquired 3,000 shares of Common Stock of the Issuer at a price of $5.75 per share. On October 30, 1995, George S. Ansell acquired 1,500 shares of Common Stock of the Issuer at a price of $5.75 per share.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS..
          ---------------------------------

          (12) Press Release dated October 17, 1995.


                                Page 6 of 20 pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information as set forth in this Amendment is true, complete and correct.

                              CYPRUS AMAX MINERALS COMPANY


                              By:  /s/ DALE E. HUFFMAN
                                 ---------------------
                                 Name:    Dale E. Huffman
                                 Title:   Assistant Secretary


                              AMAX ENERGY INC.


                              By:  /s/ DALE E. HUFFMAN
                                 ---------------------
                                 Name:    Dale E. Huffman
                                 Title:   Assistant Secretary


                              CYPRUS AMAX COAL COMPANY


                              By:  /s/ DALE E. HUFFMAN
                                 ---------------------
                                 Name:    Dale E. Huffman
                                 Title:   Assistant Secretary


                              AMAX COAL COMPANY


                              By:  /s/ DALE E. HUFFMAN
                                 ---------------------
                                 Name:    Dale E. Huffman
                                 Title:   Assistant Secretary


Dated:  November 1, 1995

                                Page 7 of 20 pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certify that the information as set forth in this Amendment is true, complete and correct.

                              CYPRUS AMAX MINERALS COMPANY


                              By:__________________________
                                 Name:    Dale E. Huffman
                                 Title:   Assistant Secretary


                              AMAX ENERGY INC.


                              By:__________________________
                                 Name:    Dale E. Huffman
                                 Title:   Assistant Secretary


                              CYPRUS AMAX COAL COMPANY


                              By:__________________________
                                 Name:    Dale E. Huffman
                                 Title:   Assistant Secretary


                              AMAX COAL COMPANY


                              By:__________________________
                                 Name:    Dale E. Huffman
                                 Title:   Assistant Secretary



Dated:  November 1, 1995

                              Page 8 of 20 pages

                                   SCHEDULE I

               NAME, PRINCIPAL OCCUPATION AND CITIZENSHIP OF EACH
              DIRECTOR AND OFFICER OF CYPRUS AMAX MINERALS COMPANY


Name and
Business Address                       Principal Occupation                    Citizenship/1/
----------------                       --------------------                    --------------

Milton H. Ward                         Co-Chairman of the Board,
9100 East Mineral Circle               Chief Executive Officer
Englewood, Colorado  80112             and President

Allen Born                             Co-Chairman of the Board
Alumax Inc.
5655 Peachtree Parkway
Norcross, Georgia  30092-2812

Linda G. Alvarado                      President and Chief Executive Officer
Alvarado Construction Inc.
1266 Santa Fe Drive
P.O. Box 4366
Denver, Colorado  80204

George S. Ansell                       President
Colorado School of Mines
1500 Illinois Avenue
Golden, Colorado  80401

William C. Bousquette                  Senior Vice President and Chief
Texaco Inc.                            Financial Officer
2000 Westchester Avenue
White Plains, New York  10650

Thomas V. Falkie                       President
Berwind Natural Resources Company
1500 Market Street
3000 Centre Square West
Philadelphia, Pennsylvania  19102

Michael A. Morphy                      Independent Businessman
MorMarketing
115 W. California Blvd. #403
Pasadena, California  91105

Rockwell A. Schnabel                  Independent Businessman
Trident Capital, L.P.
355 S. Grand Avenue
Suite 4295
Los Angeles, California  90071


-------------
/1/ Except as otherwise noted, each of the persons included in this Schedule is
---
a U.S. citizen.

                                Page 9 of 20 pages


Name of
Business Address                       Principal Occupation                              Citizenship
----------------                       --------------------                              -----------

James A. Todd, Jr.                     Chairman and Chief Executive Officer
Birmingham Steel Corporation
1000 Urban Center Parkway
Suite 300
Birmingham, Alabama  35242

Billie B. Turner                       Chairman
IMC Fertilizer Group, Inc.
2100 Sanders Road
Northbrook, Illinois  60062

Ann Maynard Gray                       President
Diversified Publishing Group
Capital Cities/ABC, Inc.
77 West 66th Street
16th Floor
New York, New York  10023

James C. Huntington, Jr.               Independent Businessman
613 Twin Pine Road
Pittsburgh, Pennsylvania  15215

Theodore M. Solso                      Executive Vice President -- Operations
Cummins Engine Company, Inc.
500 Jackson Street
Columbia, Indiana  47201

John Hoyt Stookey                      Chairman
Quantum Chemical Company
410 Park Avenue
New York, New York  10022

Gerald J. Malys                        Senior Vice President and Chief
9100 East Mineral Circle               Financial Officer
Englewood, Colorado  80112-3299

Garold R. Spindler                     Senior Vice President, Coal
9100 E. Mineral Circle
Englewood, Colorado  80112-3299

Jeffrey G. Clevenger                   Senior Vice President, Copper
1501 W. Fountainhead Pkwy., Suite 290
Tempe, Arizona  85282

David H. Watkins                       Senior Vice President, Exploration
9100 E. Mineral Circle
Englewood, Colorado  80112-3299

Philip C. Wolf                         Senior Vice President, General Counsel and
9100 E. Mineral Circle                 Secretary
Englewood, Colorado  80112-3299


                              Page 10 of 20 pages


Name of
Business Address                       Principal Occupation                           Citizenship
----------------                       --------------------                           -----------

Francis J. Kane                        Vice President, Investor Relations and
9100 East Mineral Circle               Treasurer
Englewood, Colorado  80112-3299

John Taraba                            Vice President and Controller
9100 East Mineral Circle
Englewood, Colorado  80112-3299

Farokh S. Hakimi                       Director, Finance
9100 East Mineral Circle
Englewood, Colorado  80112-3299

J. David Flemming                      Director of Tax
9100 East Mineral Circle
Englewood, Colorado  80112-3299

Robin J. Hickson                       Vice President, Engineering and
1501 W. Fountainhead Pkwy.             Development
Suite 290
Tempe, Arizona  85282

Dale E. Huffman                        Assistant Secretary
9100 East Mineral Circle
Englewood, Colorado  80112-3299

                               Page 11 of 20 pages

               NAME, PRINCIPAL OCCUPATION AND CITIZENSHIP OF EACH
                DIRECTOR AND OFFICER OF CYPRUS AMAX COAL COMPANY

Name and
Business Address                       Principal Occupation                       Citizenship/1/
----------------                       --------------------                       --------------

Gerald J. Malys                        Senior Vice President and Chief
9100 East Mineral Circle               Financial Officer of Cyprus Amax
Englewood, Colorado  80112-3299        Minerals Company

Garold R. Spindler                     Senior Vice President, Coal of Cyprus
9100 East Mineral Circle               Amax Minerals Company
Englewood, Colorado  80112-3299

W. Mark Hart                           Senior Vice President, Eastern
9100 East Mineral Circle               Operations
Englewood, Colorado  80112-3299

Philip C. Wolf                         Senior Vice President, General
9100 East Mineral Circle               Counsel and Secretary of Cyprus
Englewood, Colorado  80112-3299        Amax Minerals Company

Randall J. Scott                       Senior Vice President, Western
9100 East Mineral Circle               Operations
Englewood, Colorado  80112-3299

Nicholas P. Moros                      Senior Vice President, Sales and
9100 East Mineral Circle               Marketing
Englewood, Colorado  80112-3299

Chris L. Crowl                         Vice President
9100 East Mineral Circle
Englewood, Colorado  80112-3299

Francis J. Kane                        Vice President, Investor Relations and
9100 East Mineral Circle               Treasurer of Cyprus Amax Minerals
Englewood, Colorado  80112-3299        Company

Frank J. Wood                          Vice President and Controller
9100 East Mineral Circle
Englewood, Colorado  80112-3299

Farokh S. Hakimi                       Director, Finance of Cyprus Amax
9100 East Mineral Circle               Minerals Company
Englewood, Colorado  80112-3299

J. David Flemming                      Director of Tax of Cyprus Amax
9100 East Mineral Circle               Minerals Company
Englewood, Colorado  80112-3299

------------
/1/ Except as otherwise noted, each of the persons included in this Schedule is
---
a U.S. citizen.

                               Page 12 of 20 pages


Name and
Business Address                       Principal Occupation                           Citizenship
----------------                       --------------------                           -----------

Morris W. Kegley                       Attorney, Cyprus Amax Minerals
9100 E. Mineral Circle                 Company
Englewood, Colorado  80112-3299

Dale E. Huffman                        Attorney and Assistant Secretary,
9100 East Mineral Circle               Cyprus Amax Minerals Company
Englewood, Colorado  80112-3299

Greg A. Walker                         Attorney, Cyprus Amax Minerals
9100 E. Mineral Circle                 Company
Englewood, Colorado  80112-3299

Richard D. Mills                       Senior Vice President, Development
9100 E. Mineral Circle
Englewood, Colorado  80112-3299

Peter J. Bethell                       Vice President, Allied Resources
9100 E. Mineral Circle
Englewood, Colorado  80112-3299

Vincent J. Calarco, Jr.                Vice President, International Business
9100 E. Mineral Circle                 Development
Englewood, Colorado  80112-3299

Sue E. Chetlin                         Attorney, Cyprus Amax Minerals
9100 E. Mineral Circle                 Company
Englewood, Colorado  80112-3299


                               Page 13 of 20 pages

               NAME, PRINCIPAL OCCUPATION AND CITIZENSHIP OF EACH
                   DIRECTOR AND OFFICER OF AMAX COAL COMPANY


Name and
Business Address                       Principal Occupation                      Citizenship/1/
----------------                       --------------------                      --------------

Gerald J. Malys                        Senior Vice President and Chief
9100 East Mineral Circle               Financial Officer of Cyprus Amax
Englewood, Colorado  80112-3299        Minerals Company

Garold R. Spindler                     Senior Vice President, Coal of Cyprus
9100 East Mineral Circle               Amax Minerals Company
Englewood, Colorado  80112-3299

W. Mark Hart                           Senior Vice President, Eastern
9100 East Mineral Circle               Operations of Cyprus Amax Coal
Englewood, Colorado  80112-3299        Company

Philip C. Wolf                         Senior Vice President, General
9100 East Mineral Circle               Counsel and Secretary of Cyprus
Englewood, Colorado  80112-3299        Amax Minerals Company

Nicholas P. Moros                      Senior Vice President, Sales and
9100 East Mineral Circle               Marketing of Cyprus Amax Coal
Englewood, Colorado  80112-3299        Company

Donald J. Drabant                      Vice President, Eastern Sales and
400 Techne Center Drive, Suite 320     Marketing of Cyprus Amax Coal Sales
Milford, Ohio  45150                   Corporation

Francis J. Kane                        Vice President, Investor Relations and
9100 East Mineral Circle               Treasurer of Cyprus Amax Minerals
Englewood, Colorado  80112-3299        Company

Frank J. Wood                          Vice President and Controller of
9100 East Mineral Circle               Cyprus Amax Coal Company
Englewood, Colorado  80112-3299

Farokh S. Hakimi                       Director, Finance of Cyprus Amax
9100 East Mineral Circle               Minerals Company
Englewood, Colorado  80112-3299

J. David Flemming                      Director of Tax of Cyprus Amax
9100 East Mineral Circle               Minerals Company
Englewood, Colorado  80112-3299


------------
/1/ Except as otherwise noted, each of the persons included in this Schedule is
---
a U.S. citizen.


                               Page 14 of 20 pages


Name and
Business Address                       Principal Occupation                     Citizenship
----------------                       --------------------                     -----------

Morris W. Kegley                       Attorney, Cyprus Amax Minerals
9100 E. Mineral Circle                 Company
Englewood, Colorado  80112-3299

Dale E. Huffman                        Attorney and Assistant Secretary,
9100 East Mineral Circle               Cyprus Amax Minerals Company
Englewood, Colorado  80112-3299

Greg A. Walker                         Attorney, Cyprus Amax Minerals
9100 E. Mineral Circle                 Company
Englewood, Colorado  80112-3299

George E. Vajda                        Vice President
9100 East Mineral Circle
Englewood, Colorado  80112-3299

Author T. Palm                         Vice President and General Manager
9100 E. Mineral Circle
Englewood, Colorado  80112-3299

Jerry R. Kempf                         Vice President and General Manager
9100 E. Mineral Circle
Englewood, Colorado  80112-3299

George E. Vajda                        Vice President, Sales and
9100 E. Mineral Circle                 Marketing
Englewood, Colorado  80112-3299

Sue E. Chetlin                         Attorney, Cyprus Amax Minerals
9100 E. Mineral Circle                 Company
Englewood, Colorado  80112-3299

Sharon J. Fetherhuff                   Assistant Secretary
9100 E. Mineral Circle
Englewood, Colorado  80112-3299


                              Page 15 of 20 pages

                 NAME, PRINCIPAL OCCUPATION AND CITIZENSHIP OF
                 EACH DIRECTOR AND OFFICER OF AMAX ENERGY INC.


Name and
Business Address                       Principal Occupation                       Citizenship/1/
----------------                       --------------------                       --------------

Gerald J. Malys                        Senior Vice President and Chief
9100 East Mineral Circle               Financial Officer of
Englewood, Colorado  80112-3299        Cyprus Amax Minerals Company

Philip C. Wolf                         Senior Vice President, General
9100 East Mineral Circle               Counsel and Secretary of Cyprus
Englewood, Colorado  80112-3299        Amax Minerals Company

Francis J. Kane                        Vice President, Investor Relations and
9100 East Mineral Circle               Treasurer of Cyprus Amax Minerals
Englewood, Colorado  80112-3299        Company

John Taraba                            Vice President and Controller of
9100 East Mineral Circle               Cyprus Amax Minerals Company
Englewood, Colorado  80112-3299

J. David Flemming                      Director of Tax of Cyprus Amax
9100 East Mineral Circle               Minerals Company
Englewood, Colorado  80112-3299

Dale E. Huffman                        Attorney and Assistant Secretary,
9100 East Mineral Circle               Cyprus Amax Minerals Company
Englewood, Colorado  80112-3299

Sharon J. Fetherhuff                   Assistant Secretary
9100 East Mineral Circle
Englewood, Colorado  80112-3299

--------
/1/Except as otherwise noted, each of the persons included in this Schedule is a
---
U.S. citizen.

                               Page 16 of 20 pages

                                 EXHIBIT INDEX

                                                                            Page
                                                                            ----

(12) Press Release dated October 17, 1995.                                   19

                              Page 17 of 20 pages